August 20, 2013

Dear Fellow Shareholder:

On behalf of Amarc’s Board of Directors, I am pleased to provide you with a review of our activities over the past year in preparation for the upcoming Annual General Meeting (AGM). Additional information can be found on our website at www.amarcresources.com.

Please find enclosed proxy materials containing information pertaining to the business to be addressed at the AGM, along with a description of the Company, its Directors and related matters. If you have any questions about the proxy materials, please contact our Investor Relations department at 1-800-667-2114 or by email at info@hdimining.com.

Over the past 12 months, Amarc has been strategically advancing its portfolio of promising copper and silver exploration assets to position the Company for future success as financial markets begin to recover. In pursuit of our goal of making the next major metals discovery in British Columbia, Amarc’s exploration efforts have been focused on the Silver Vista silver-copper, ZNT silver-zinc and Galaxie porphyry copper properties. Amarc’s experienced crew is currently in the field carrying out systematic ground evaluations of prioritized targets on all three properties, with the goal of determining which of these targets holds the greatest opportunity to create significant shareholder value in the near-term.

Despite challenging equity market conditions that are affecting so many junior explorers, Amarc has a sound base of more than $5 million in working capital. The company’s positive financial position is the result of strong management and a successful and timely $16 million-plus financing that was closed in early 2012. Given the bear market conditions confronting the minerals sector, the Company has taken a prudent approach to treasury management and adapted its exploration strategies to assess Amarc’s high-potential portfolio of assets in the most cost-effective and efficient manner possible. These activities, combined with the ongoing search for value-accretive project acquisitions, have created a strong foundation for future growth.

In July 2012, Amarc acquired a 100% interest in the MR Zone on the Silver Vista property which has the potential to host a significant sediment-hosted, bulk tonnage silver-copper discovery. In addition, we staked approximately 720 square kilometres of mineral claims in the region to cover prospective host rocks and geochemical anomalies. At the MR Zone this season, the field team is completing a focused pitting and trenching program to evaluate the strong silver with copper-in-soils anomaly, defined from comprehensive geochemical surveys in 2012, which extends over an area of approximately 1.2 kilometres by 1.4 kilometres. The target-area includes a 600 metre long zone of significant known silver and copper mineralization outlined by historical drilling that remains open laterally and to depth.

Elsewhere on the Silver Vista claim block, geophysical and geochemical surveys have identified additional areas that are highly prospective for porphyry-style copper-molybdenum mineralization as well MR-style silver-copper mineralization. Targets have been prioritized for ground follow-up assessment this season.

In late 2012, we were pleased to enter into a strategic investment with Quartz Mountain Resources Ltd. whereby Amarc has the right to acquire up to a 60% interest in the ZNT and Galaxie properties. The Company has been appointed operating manager of both joint ventures.

At ZNT, initial geochemical and geophysical surveys completed last year defined a new and unusually strong silver and multi-element target anomaly, extending over an area of 1.8 kilometres by 1.2 kilometres. This significant silver anomaly, which is partially coincident with an extensive IPi geophysical chargeability anomaly, indicates the potential presence of a large-scale mineralizing system. Our field crew is this season completing a pitting and trenching program over this compelling anomaly.

Geologically, the Galaxie property is located within the well-endowed Stikine Terrane, which is host to a number of important copper-gold deposits with substantial mineral resources such as the Red Chris porphyry deposit, located 42 kilometres south of Galaxie, and also the Schaft Creek, Galore and Kerr-Sulphurets-Mitchell-Snowfield deposits. Integrated field surveys completed in 2012 on the Galaxie property identified new porphyry copper targets and a skarn silver target. Targets have been prioritized for ground geological assessment in the current field season.

The Galaxie property also hosts the Gnat porphyry copper deposit, where a historical estimate of an "Indicated Reserve" of 30 million tonnes grading 0.39% copperii, based on drilling in the 1960s to 1970s, remains open to expansion. A first phase, targeted two-hole drill program designed to test newly identified potential extensions of the Gnat system to depth was completed in late 2012. Although the presence of mineralization was confirmed at depth, the potential extension was found to be limited by a previously undefined fault.

Once all of our results have been received from ongoing surface programs, targets will be prioritized with the goal of executing drill programs with the best opportunities to create significant shareholder value. Drill permits are in hand for the majority of targets.

Consistent with our conservative approach to near–term capital conservation, Amarc is considering joint venturing both its Newton gold discovery and Galileo claims package, which lies some 16 kilometres west of New Gold Inc.’s 9 million ounce-plus Blackwater gold deposit. At Newton, where known gold mineralization is similar in age and geological characteristics to the Blackwater gold deposit, an Inferred Mineral Resources of 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver and containing 1.6 million ounces of gold and 7.7 million ounces of silver at 0.25 g/t gold cut offiii remains open to expansion. At Galileo, extensive airborne and ground-based IP geophysical surveys have identified four sizable and high-quality anomalies, representing potential important-scale mineral systems for drill testing.

At Amarc, we are committed to working collaboratively with our stakeholders to achieve the responsible development of our projects, while contributing to the sustainable development of the communities in which we work. All of our programs are carefully planned to respect local priorities and concerns, and limit impacts on the environment.

As a fellow shareholder, I am excited about our ongoing exploration programs in British Columbia and believe that our focused initiatives have the potential to deliver substantial growth and value to the Company. The Amarc team has once again shown great dedication to the task at hand. Moreover, I would like to thank you, our valued shareholders, for your support over the past year.

I encourage you to attend the upcoming AGM which will provide us with an opportunity to discuss the work that Amarc has completed over the past year and to share details of our plans moving forward. If you are unable to attend, please take the time to complete and return your proxy.

The Annual General Meeting will be held on Thursday, September 19, 2013 at 12 pm (PST) at the company’s head office on the 15th floor - 1040 W. Georgia St., Vancouver, BC, Canada.

Yours truly,

/s/ Ron Thiessen

Ron Thiessen
President and CEO

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i Induced Polarization

ii Canadian Venture Exchange report (1972) for Lytton Minerals Ltd. based on 83 AQ-size drill holes completed by Lytton and others to that time, including 20% dilution by wallrock grading 0.15% Cu. As there is no documentation regarding reserve estimation parameters, or geological and assay data from historical diamond drill holes, a Qualified Person has not assessed the reliability of the estimate. There is no classification of "Indicated Reserves" under current standards and a Qualified Person has not done sufficient work to classify the estimate as current mineral resources or reserves, and as such Amarc is not treating it as current.

iii Reno Pressacco, P. Geo., of RPA Inc., an independent Qualified Person, is responsible for the 2012 estimate.